December 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Upstart Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-249860)

Attn:	Sonia Bednarowski
Dietrich King
Ben Phippen
Michael Volley

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended, (the “Act”), we wish to advise that between December 4, 2020 and the date hereof, approximately 3,824 copies of the Preliminary Prospectus, dated December 4, 2020, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on December 15, 2020, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC

BOFA SECURITIES, INC.

CITIGROUP GLOBAL MARKETS INC.

As Representatives of the

Prospective Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Vice President, Equity Capital Markets—Execution Services

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Richard Diamond
Name: Richard Diamond
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]